EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C:
  Submission of matters to a vote of Security holders.

EXHIBIT B:
  Attachment to item 77Q1: Exhibits
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EXHIBIT A:
THE PHOENIX EDGE SERIES FUND
RESULTS OF SHAREHOLDER MEETING
(Unaudited)

A special meeting of Shareholders of Phoenix-Janus Flexible
Income Series, a Series of .The Phoenix Edge Series Fund was held on April 14, 2004 for the following purpose:

1. To consider and act upon a proposal to approve the Agreement and Plan of Reorganization, dated April 14,
2004 and the transactions it contemplates, including
(a) the transfer of the assets of the Phoenix-Janus
Flexible Income Series ( the "Merging Series") to the
Phoenix-Goodwin Multi-Sector Fixed Income Series (the
"Surviving Series"), another series of The Phoenix
Edge Series Fund in exchange solely for the shares of the Surviving Series and the assumption by the Surviving Series of all known liabilities of the Merging Series and (b) the distribution of the shares of the Surviving Series so received to shareholders of the Merging Series in complete liquidation of the Merging Series.

On the record date of February 25, 2004, there were 4,550,610 shares outstanding. Of the shares outstanding, 1,140,052 shares or 25.1%, were voted by policyholders and contractowners. Since Phoenix echo votes its record date shares in the same proportion as the voted shares received from policyholders and contractowners, effectively 100% of the outstanding shares were voted.

1. Approve Agreement and Plan of Reorganization

NUMBER OF VOTES

  For        Against       Abstain
  ---        -------       -------
986,562      38,600        114,890



EXHIBIT B:
Phoenix Edge Series Fund

"Amendments to Investment Advisory Agreements were filed with the SEC in the 485 POS (n1-A) filing.

These agreements were filed with the SEC on 4-30-04 and are incorporated by reference in this NSAR."